FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated July 15, 2015, announcing the Company's financial results for the first quarter and three months ended March 31, 2015.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-166697) filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of May 19, 2010, the Company's registration statement on Form F-3 (File No. 333-169813) filed with the SEC with an effective date of November 12, 2010 and the Company's registration statement on Form F-3 (File No. 333-205301) filed with the SEC on June 26, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: July 15, 2015
/s/ Stamatis Tsantanis By: Stamatis Tsantanis Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2015

July 15, 2015 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ:SHIP) announced today its financial results for the first quarter ended March 31, 2015.
Highlights of 1Q 2015:
•	Delivery of the Capesize M/V Leadership on March 19, 2015
•	Total equity of $6.5 million
•	Total cash of $1.8 million
Management Discussion:
Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"In the first quarter of 2015 we re-launched our shipping operations with the acquisition of the Capesize M/V Leadership, which we took delivery on March 19, 2015. We believe that the acquisition of the M/V Leadership took place at the low part of the dry-bulk shipping cycle of the last 10-years. In addition, the Company is fully committed to its business plan, which is to grow its fleet on a sustainable basis. More specifically, we are actively reviewing the market in order to pursue suitable vessel acquisitions from both unaffiliated third parties and from our Sponsor.
"The dry bulk market is gradually recovering from the low point of the cycle of the last 30 years. Our belief is that Seanergy represents a unique platform and opportunity for growth in this historic timing."
"Turning to the financial results, the Company ended the first quarter of 2015 with $19.8 million in total assets, $6.5 million in shareholders' equity and $1.8 million in cash and cash equivalents."
First Quarter 2015 Developments:
Delivery of the 2001-built Capesize vessel
On March 19, 2015, the Company took delivery of the 2001-built Capesize vessel from an unaffiliated third party that was renamed Leadership. The gross acquisition cost of the M/V Leadership was $17.3 million that was financed by a senior secured bank loan and a funding arrangement with our Sponsor.
Agreement for New Loan Facility
On March 06, 2015, the Company entered into an $8.75 million bank loan facility to partly finance the acquisition of M/V Leadership. The loan facility is repayable in twenty quarterly installments plus a balloon installment and is secured by a first priority mortgage over the vessel.

Entering into Funding Arrangement
On March 12, 2015, an entity affiliated with one of the Company's Sponsor and a member of the management team agreed to provide $8.8 million to partly finance the acquisition of M/V Leadership and for general corporate purposes. The $4.8 million was contributed in exchange for 26,667,500 common shares, which were issued on March 18, 2015. The remaining amount was provided in the form of a convertible promissory note issued on March 12, 2015. The purchasers of the newly issued shares have received customary registration rights. The transactions were approved by an independent committee of the Company's Board of Directors, which obtained fairness opinions from an independent financial firm.
Receipt of Nasdaq Notice
As previously announced, in January 2015, the Company received a notification from the NASDAQ Stock Market, indicating that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2) because the closing share bid price was below the minimum $1.00 per share requirement. The Company has 180 days, or until July 27, 2015, to regain compliance.  In case the Company does not regain compliance within the aforementioned period it will be eligible for an additional 180-day grace period. The Company intends to request the 180-days grace period since it is in compliance with the continued listing requirement for market value of publicly held shares and all other initial listing standards and is considering its options, including effecting a reverse stock split, if necessary, in order to regain compliance. During this time the Company's common stock will continue to be listed and trade on NASDAQ and its business operations are not affected by the receipt of the notification.
Conference Call and Webcast: July 15, 2015
As announced, the Company's management team will host a conference call today, July 15, 2015, at 08:00 a.m. ET to present the Company's financial results.
Conference Call Details
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy."
A replay of the conference call will be available until Wednesday, July 22, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.
Audio Webcast
There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
March 31, 2015 and December 31, 2014
 (In thousands of US Dollars)

	March 31, 2015	December 31, 2014
ASSETS
Cash and restricted cash	1,771	2,873
Vessels, net	17,110	-
Other assets	917	395
TOTAL ASSETS	19,798	3,268

LIABILITIES AND STOCKHOLDERS EQUITY
Bank debt	8,750	-
Convertible promissory note	4,000	-
Due to related parties	-	105
Other liabilities	581	487
Stockholder's equity	6,467	2,676
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	19,798	3,268

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
For the three months ended March 31, 2015 and 2014
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2015	2014
Revenues:
Vessel revenue, net	-	2,010

Expenses:
Voyage expenses	(21)	(1,258)
Vessel operating expenses	(232)	(706)
Management fees	(16)	(122)
General and administrative expenses	(683)	(664)
Depreciation and amortization	(23)	-
Gain on restructuring	-	85,447
Operating (loss) income	(975)	84,707
Other income (expense):
Interest and finance costs	(24)	(1,207)
Other, net	(10)	5
Total other expenses net:	(34)	(1,202)
Net (loss) income	(1,009)	83,505

Net (loss) income per common share, basic and diluted	(0.04)	6.98
Weighted average number of common shares outstanding, basic	24,630,160	11,959,161
Weighted average number of common shares outstanding, diluted	24,630,160	11,959,271

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

As of today, the Company owns one Capesize bulk carrier of 171,199 dwt and with age of circa 14.2 years. According to the Company's business plan, Seanergy is continuously reviewing the market in order to identify further suitable vessel acquisitions.

The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP."

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com